December 3, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Mark Kronforst Accounting Branch Chief

Re:	Tyler Technologies, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2007
Filed February 28, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 24, 2008
Form 10-Q for the Quarter Ended September 30, 2008
Filed October 27, 2008
File No. 001-10485
Dear Mr. Kronforst:
This letter is provided in response to the Staff’s comment letter dated November 18, 2008 addressed to Mr. John S. Marr, Chief Executive Officer and President of Tyler Technologies, Inc. (the “Company”). We have restated each of the Staff’s comments and the Company’s response follows each comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 21
1.	Consider expanding your “Overview” to include both past and prospective discussion and analysis of financial condition and operating performance. You should also provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which Tyler’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. Discuss any significant product releases or new services that have impacted or are expected to impact revenues. Refer to Release 33-8350 on our website at www.sec.gov.

Securities and Exchange Commission
December 3, 2008

Company response:
In light of the Staff’s comments we will expand our “Overview” to the extent we identify material opportunities, challenges or risks, including with respect to any new material trends or uncertainties. We will also address any significant new product releases that have impacted revenues or are expected to impact revenues in the near-term.
Financial Condition and Liquidity, page 32
2.	In comment number 3 of our letter dated April 26, 2007, relating to your Form 10-K for the fiscal year ended December 31, 2006, we indicated that your discussion of operating cash flow did not address certain material items or their impact on your cash flows. In your response letter dated May 9, 2007, you indicated that you would expand your disclosure regarding changes in working capital in future filings. However, we note that in your 2007 Form 10-K you provide no discussion of operating cash flow nor do you provide any disclosure regarding the changes in working capital and their impact on your cash flows. Please tell us how the disclosure under this section reflects the assertion made in your May 9, 2007 letter and tell us how you concluded that your disclosures comply with Section IV.B.1 of SEC Release 33-8350.
Company response:
Our Forms 10-Q for the periods ending June 30, 2007; September 30, 2007; March 31, 2008; June 30, 2008 and September 30, 2008 included expanded disclosure regarding changes in working capital. However, in our Form 10-K for the period ending December 31, 2008 and future Form 10-K reports we will expand our discussion similar to our Form 10-Q disclosures to include all material components of working capital to ensure we adequately address their impact on operating cash flows. We abbreviated this discussion in the Form 10-K for the period ending December 31, 2007 and focused on how higher deferred revenue impacted cash and short-term investments and the reasons for higher deferred revenue levels without specifically disclosing that changes in deferred revenue were a material factor in changes in operating cash flows. We did not mention other factors impacting operating cash flows such as net income and depreciation and amortization because they were identified in a separate line item in the statement of cash flows.
3.	On page 33, you state that it is not your usual business practice to enter into off-balance sheet arrangements. It is unclear from your disclosure whether you have off-balance sheet arrangements. Please clarify.
Company response:
We do not have any off-balance sheet arrangements. In future filings we will modify this disclosure to state that we do not have any off-balance sheet arrangements.

Securities and Exchange Commission
December 3, 2008

Financial Statements
Consolidated Statements of Operations, page F-3
4.	Your revenue recognition policy on page F-8 indicates that revenues from certain multiple-element arrangements are recognized over the period services are performed due to a lack of VSOE of fair value of certain elements. We also note that you have arrangements accounted for under SOP 81-1. Please tell us where you classify these revenues and related costs in your Consolidated Statements of Operations. If you classify these revenues and related costs in a single line item or allocate between products and services please explain your basis of presentation or allocation methodology, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation or allocation methodology and discuss the reasons for such presentation or allocation.
Company response:
We disclosed on page F-8 that for software arrangements for which sufficient VSOE does not exist and the only undelivered element is services that do not involve significant modification or customization of the software, the entire fee is recognized over the period during which the services are expected to be performed. These types of arrangements are extremely rare and not material to our financial statements. However, in this case, we allocate the revenue between products and services by referring to similar products and services provided by the Company for which we have established VSOE of fair value.

With respect to arrangements accounted for under SOP 81-1, we allocate revenues between products and services based on their relative VSOE of fair values, or in instances where we have VSOE of fair value for all of the elements except license fees, we first allocate revenue to the elements for which VSOE of fair value exists and the residual is allocated to license fees.

The related costs associated with the aforementioned arrangements are classified in the income statement according to the nature of the expense. For example, labor costs associated with services are captured in the income statement in “Cost of Revenues — Software services, maintenance and subscriptions” while amortization expense associated with capitalized software is classified in “Cost of Revenues – Software licenses.”

We believe our allocation methodology and basis of presentation are reasonable, in accordance with Generally Accepted Accounting Principles and have been consistently disclosed and applied in our financial statements.

Securities and Exchange Commission
December 3, 2008

In future filings, we will add the following language as additional clarification regarding allocation of revenue on the statement of operations:

In our consolidated statements of operations, we allocate revenue to software licenses, software services, maintenance and hardware and other based on the VSOE of fair value for elements in each revenue arrangement and the application of the residual method for arrangements in which we have established VSOE of fair value for all undelivered elements. In arrangements where we are not able to establish VSOE of fair value for all undelivered elements, revenue is first allocated to any undelivered elements for which VSOE of fair value has been established. We then allocate revenue to any undelivered elements for which VSOE of fair value has not been established based upon management’s best estimate of fair value of those undelivered elements and apply a residual method to determine the license fee. Management’s best estimate of fair value of undelivered elements for which VSOE of fair value has not been established is based upon the VSOE of similar offerings and other objective criteria.
Consolidated Statements of Cash Flows, page F-6
5.	Please tell us how you considered paragraphs 23(c) of SFAS No. 95 and paragraph A96 of SFAS No. 123R. In this regard, we note that you have not disclosed the amount of excess tax benefits as a separate line item within operating cash flows.
Company response:
In the past, the excess tax benefit impact in the operating cash flow section was netted with income tax payable because we did not believe it was material for presentation as a separate line item in the amount of $614,000 in 2006 increasing to $1,891,000 in 2007 as compared to operating cash flows of $26,804,000 in 2006 and $34,111,000 in 2007. However, in light of the Staff’s comment we will present the excess tax benefit as a separate line item within operating cash flows in future filings.

Securities and Exchange Commission
December 3, 2008

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 16
General
6.	Please provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2007. For example, we note minimal discussion and analysis of how the Committee determined specific cash bonus amounts and specific stock option award. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.
Company response:
In future filings we will clarify that the only corporate objective the Compensation Committee considers for cash bonuses is the level of achievement of earnings per share in comparison to earnings per share goals developed in connection with our annual operating plan. We will also disclose that stock option awards are discretionary by including a chart in the form provided below in response to Staff comment no. 7. In addition, we will disclose that the Chief Executive Officer provides recommendations to the Compensation Committee on annual bonus performance targets, base salary and stock option awards. His recommendations are based on internal pay relationships and consistency, the executives’ performance and experience, level of responsibility, changes in responsibility, retention risk and market survey data. Our approach is to tie a significant portion of each executive’s total compensation to achieving earnings per share goals as well as to increasing long-term shareholder value, as reflected primarily in the Company’s stock. In addition, the Compensation Committee using its judgment may exercise discretion in granting additional bonus amounts as it deems appropriate.

In the Annual Cash Bonus Program section of our compensation discussion and analysis we disclosed that bonus payments were based on actual fully diluted earnings per share achieved compared to fully diluted earnings per share goals. This is the only performance factor considered in calculating bonus payments. Included in this section was the range of minimum and maximum payout levels and guidance as to how 100% of the bonus target is earned. We further disclosed that bonus targets are approved by the Compensation Committee based on management’s recommendations as well as certain corporate objectives recommended by management for which the bonus plan is based on. In light of the Staff’s

Securities and Exchange Commission
December 3, 2008

comment we will include the following information in future filings to clarify how the range of minimum and maximum bonuses are earned (the 2007 Bonus Plan incentive compensation potential was similar to the 2008 Bonus Plan):

In February 2008, the Compensation Committee approved a 2008 Bonus Plan recommended by management, which included incentive compensation potential for the executive officers at the following levels:
•	170% of target based on achieving 146% of earnings per share goal

•	150% of target based on achieving 135% of earnings per share goal

•	130% of target based on achieving 123% of earnings per share goal

•	115% of target based on achieving 112% of earnings per share goal

•	100% of target based on achieving 100% of earnings per share goal

•	85% of target based on achieving 88% of earnings per share goal

•	70% of target based on achieving 77% of earnings per share goal

•	50% of target based on achieving 65% of earnings per share goal

•	35% of target based on achieving 54% of earnings per share goal

•	25% of target based on achieving 42% of earnings per share goal

•	0% of target based on achieving less than 42% of earnings per share goal
We do not disclose our internal operating profit plan or earnings per share goals. This information is confidential financial information of the Company, and the Company believes that disclosure would cause the Company competitive harm by disclosing to competitors a key element of our internal projections. In addition, the Compensation Committee using its judgment may exercise discretion in granting additional bonus amounts as it deems appropriate.

7.	Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards.

Securities and Exchange Commission
December 3, 2008

Company response:
In future filings we will add the following chart (which is also applicable to 2007) to our compensation discussion and analysis:

Form of
Element	Compensation	Purpose	Metric
Base Salary	Cash	Provide competitive, fixed compensation to attract and retain exceptional executive talent	Not performance-based but salaries are set each year based upon a review of the executive’s prior year performance

Incentive cash compensation under the Bonus Plan	Cash	Create a strong financial incentive for achieving or exceeding annual financial goals	Achieving earnings per share goals

Equity-Based Compensation	Stock Options	Create a strong financial incentive for creating shareholder value and encourage a significant equity stake in the Company	Discretionary but set each year based on the person’s position and responsibilities
The Chief Executive Officer recommends total compensation amounts based on internal pay relationships and consistency, the executives’ performance and experience, level of responsibility, changes in responsibility, retention risk and market survey data. Our approach is to tie a significant portion of each executive’s total compensation to achieving earnings per share goals as well as to increasing long-term shareholder value, as reflected primarily in the Company’s stock.

Securities and Exchange Commission
December 3, 2008

8.	The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.BH.1 of Commission Release No. 33-8732A. In this regard, we note wide disparities in the cash and option awards made in fiscal 2007 to Messrs. Marr and Womble compared to those made to Messrs. Miller and Moore. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.
Company response:
We disclosed in the Annual Cash Bonus Program section that the percentage of the executive’s base salary is based on recommendations from the Chief Executive Officer with higher ranked executive officers being compensated at a higher percentage of base salary.

In future filings we will disclose that the Chief Executive Officer provides recommendations to the Compensation Committee on annual bonus performance targets, base salary and stock option awards. His recommendations are based on internal pay relationships and consistency, the executives’ performance and experience, level of responsibility, changes in responsibility, retention risk and market survey data. Our approach is to tie a significant portion of each executive’s total compensation to achieving earnings per share goals as well as to increasing long-term shareholder value, as reflected in primarily in the Company’s stock. In addition, the Compensation Committee using its judgment may exercise discretion in granting additional bonus amounts as it deems appropriate.

This compensation process was also applicable to the 2007 compensation process.

9.	You provide minimal discussion and analysis of the effect of individual performance on awards of cash bonuses and stock options. Please provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee and/or the Board of Directors considered in its evaluation, and if applicable, how they were weighed and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Securities and Exchange Commission
December 3, 2008

Company response:
The total amount of compensation an executive may earn is based on internal pay relationships and consistency, the executives’ performance and experience, level of responsibility, changes in responsibility, retention risk and market survey data. Our incentive compensation plans for executive officers do not include any specific individual performance goals for attaining cash bonuses or stock options. Cash bonuses are determined solely by the level of earnings per share achieved compared to earnings per share goals developed in connection with our annual operating plan and based on established bonus targets. Stock options are determined on a discretionary basis by the Compensation Committee based on recommendations by the Chief Executive Officer and the Human Resources Director which are then presented by the Chairman of the Board of Directors to the Compensation Committee for consideration and approval.

In future filings we will include a chart in the form provided above in response to Staff comment no. 7 in order to disclose clearly the impact of individual performance in the compensation determination process.

10.	Please elaborate on the role of Mr. Marr in compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not he makes recommendations to the Committee relating to measures, targets and similar items that affect his compensation and the extent to which he attends Committee meetings.
Company response:
Our Chief Executive Officer (Mr. Marr) provides recommendations to the Compensation Committee on annual bonus performance targets and related maximum and minimum bonus payout potentials, base salary merit increases and long-term incentives (stock option awards) for each executive including Mr. Marr. His recommendations are based on his review of internal pay relationships and consistency, the executive’s performance and experience, level of responsibility, changes in responsibilities, retention risk and market survey data. Maximum and minimum bonus payout potentials are based on the level of earnings per share achieved compared to earnings per share goals developed in connection with our annual operating plan at the beginning of the fiscal year. The Chairman of the Board attends the Compensation Committee meeting and presents Mr. Marr’s recommendations to the Compensation Committee and answers questions. Mr. Marr does not attend the Compensation Committee meetings.

In future filings we will add a paragraph specifically disclosing the role of the Chief Executive Officer in determining compensation.

11.	We note your statement on page 16 that, from time to time, salaries, bonuses, and other compensation of your executive officers are evaluated by reference to nationwide comparisons. It appears, therefore, that you engage in benchmarking executive

Securities and Exchange Commission
December 3, 2008

compensation and that you should identify the companies that comprise your peer group and each benchmarked element of compensation. In this regard, please tell us how you considered Item 402(b)(2)(xiv) of Regulation S-K.
Company response:
While we review market base salary and total compensation information from a third-party survey, we exercise discretion in determining base salaries, bonuses and equity grants and we do not have any requirement that compensation components be set at specific levels relative to results in the survey. The third-party survey (Culpepper Associates, Inc.) is comprised of 1,500 technology companies and provides a database that allows us to evaluate different comparisons based on revenue and employee size as well as other similar characteristics. The survey generally includes base salary and bonus information but in the Company’s view, the equity compensation component is not consistent between different comparisons and is not used. These surveys have data for directly comparable positions for the Chief Executive Officer, Chief Financial Officer and Chief Counsel but not for the Executive Vice President position held by Mr. Womble. Only the Chief Executive Officer and the Human Resources Director review the survey comparisons and these comparisons are not presented to the Compensation Committee. This survey is not used as a benchmark per se, but rather by management as a reasonableness check. In future filings we will generally describe the survey reviewed and its limited applicability to the compensation determination process, as described in this paragraph.
Annual Cash Bonus Program, page 17
12.	With respect to amounts awarded under the 2007 EPS Bonus Plan, please address how the Committee determined the specific awards based upon the achievement or non-achievement of the relevant performance metrics. We would expect to see a more focused discussion of your performance objectives and the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plan. Please refer to paragraphs (b)(1)(v) and (b)(2)(v) and (vi) of Item 402 of Regulation S-K.
Company response:
The specific payout under the 2007 EPS Bonus Plan is purely quantitative and only dependent on achieving earnings per share goals which, in the judgment of the Chief Executive Officer, consider both our short-term and long term revenue growth and earnings objectives. The Compensation Committee adopted the 2007 EPS Bonus Plan at the beginning of the year with minimum and maximum payout levels recommended by the Chief Executive Officer and the plan did not include any specific individual goals. Additionally, please see our responses above to Staff comments nos. 6, 7 and 9.

Securities and Exchange Commission
December 3, 2008

Executive Compensation

Summary Compensation Table, page 19
13.	Please tell us why amounts awarded pursuant to the 2007 EPS Bonus Plan have been included in the bonus column of your summary compensation table. Awards granted pursuant to non-equity incentive plans should be included in the Non-Equity Incentive Plan Compensation column. Refer to Item 402(c)(1) and (c)(2)(vii) of Regulation S-K.
Company response:
In light of the Staff’s comment, we understand that amounts awarded under the 2007 EPS Bonus Plan (as contrasted with the discretionary cash bonus payments) should have been included in the Non-Equity Incentive Plan Compensation column, rather than the bonus column, of our summary compensation table. In future filings we will include bonus amounts awarded under the EPS Bonus Plan in the Non-Equity Incentive Plan Compensation column.
Grants of Plan-Based Awards in 2007, page 20
14.	Awards granted pursuant to non-qualified incentive plans should be included in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards columns of your grants of plan-based awards table. Refer to Item 402(d)(2)(iii) of Regulation S-K. As it appears amounts were awarded pursuant to the 2007 EPS Bonus Plan, a non-equity incentive plan, please tell us what consideration you gave to including this information in this table.
Company response:
In light of the Staff’s comment, we understand the amounts awarded under the 2007 EPS Bonus Plan should have been included in the Non-Equity Incentive Plan Awards columns in our grants of plan-based awards table. In future filings we will include non-equity awards granted pursuant to non-qualified incentive plans in the Non-Equity Incentive Plan Awards columns in our grants of plan-based awards table.
Potential Payments under Employment Contracts, page 22
15.	Where appropriate, please describe and explain how the appropriate payment levels are determined under the circumstances that trigger payments under the employment agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.
Company response:

Securities and Exchange Commission
December 3, 2008

We developed a standard severance package for our executives, which we believe is necessary to attract and retain qualified executive officers. In addition change-in-control benefits provide the executives with protection from the financial consequences of sudden termination without cause following a change-in-control and to enable us to retain the services of the executive during the period in which there is a change-in-control transaction under consideration. Payments under the employment agreements are triggered by (1) termination without cause or (2) a change-in-control. A change-in-control is defined as a merger or consolidation of the Company into an unaffiliated entity, the dissolution or liquidation of the Company, the sale of all or substantially all of the assets of the Company, the acquisition by any person, entity or group of more than 50% of the voting stock of the Company, or a change in the majority of the Company’s Board of Directors that was not approved by the then existing directors. Any payments triggered by a termination without cause or a change-in-control are calculated as the greater of the amount due for the remainder of the term of the employment agreement or the amount due for a 12 month period. We will expand our disclosure in our future filings with respect to our discussion of employment agreements to include this information. The amount of payment made to executives in the event of termination without cause or a change-in-control was determined considering each executive’s overall compensation package, the rapidly changing environment for technology-based companies as well as the average time required to obtain employment for equivalent job duties and compensations levels.
Certain Relationships and Related Transactions, page 26
16.	You state that you made $1.8 million in lease payments for office space owned by an entity in which the father and brother of Mr. Marr, Jr. have an ownership interest. Please tell us the approximate dollar amount of the interest of these related persons’ in this transaction. Further, please ensure that future filings disclose this information, where required. Refer to Item 404(a)(4) of Regulation S-K.
Company response:
Mr. Marr’s father and brother have 100% ownership in the entity leasing the office space to us and therefore, have an interest in the total dollar amount of the lease. This related party relationship existed at the time the Company acquired the division that leases this property. In future filings we will expand our discussion of certain relationships and related transactions to include this information.

17.	Future filings should include a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, (i) the types of transactions that are covered by such policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, and (iii)

Securities and Exchange Commission
December 3, 2008

a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 404(b) of Regulation S-K.
Company response:
In future filings we will modify our existing disclosure to describe our policy regarding conflicts of interest. The modified disclosure will read as follows:

Our directors and executive officers seek approval from the board of directors prior to entering into a business arrangement that may be deemed a conflict of interest as described in our Code of Business Conduct and Ethics. Examples of transactions that may be considered a conflict of interest include:
•	To receive or give more than a token value to anyone that has a business relationship with our Company;

•	To lend to or borrow from individuals or concerns that do business with or compete with us, except banks and other financial institutions;

•	To serve as an officer, director, employee, or consultant or receive income from any enterprise doing business with or competing with us;

•	To own an interest in or engage in the management of an organization providing services or products to us, or to which we sell or compete, except when such interest (a) comprises publicly traded securities listed on a national securities exchange, NASDAQ or the OTC margin list and (b) is not in excess of five percent of the securities of such company; and

•	To knowingly cause, either directly or indirectly, us to enter into a business transaction with a close relative of the director or executive officer or a business enterprise of such relative;
Also, each director and executive officer must disclose in writing any known related party transactions associated with completion of the annual director and officer questionnaire.
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Subsequent Event, page 11
18.	We note that in October 2008 you entered into a new revolving bank credit agreement and a related pledge and security agreement. In preparing your subsequent reports, consider discussing the impact of the covenants of these agreements on Tyler’s ability to undertake additional debt or equity financing including, but not limited to, debt incurrence restrictions and restrictions on dividend payments. If these covenants limit, or are reasonably likely to limit Tyler’s ability to undertake financing to a material extent, you are required to discuss the covenants in question and the consequences of the limitation to its financial condition and operating performance. Refer to Section IV.C of Release No. 34-48960.

Securities and Exchange Commission
December 3, 2008

Company response:
In future filings we will discuss the impact of debt covenants and any possible limitations to our financial condition and operating performance.
Item 4. Evaluation of Disclosure Controls and Procedures, page 20
19.	Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. The rules requires that the disclosure controls and procedures be “designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act....is recorded, processed, summarized and reported, within the time frames specified in the Commission’s rules and forms,” and that they also be designed to ensure that “information required to be disclosed by an issuer....is accumulated and communicated to the issuer’s management....as appropriate to allow timely decisions regarding required disclosure.” This comment also applies to the evaluation of your disclosure controls and procedures for the periods ending June 30, 2008 and March 31, 2008. Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of Rule 13a-15(e).
Company Response:
Our disclosure controls and procedures for all the relevant periods met all of the requirements of Rule 13a – 15(e). In light of the Staff’s comment we will revise this disclosure in future filings to clarify our officers’ conclusion on the effectiveness of our disclosure controls and procedures to include the following:

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act) designed to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These include controls and procedures designed to ensure that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the related reporting period.

20.	Please explain how your current disclosures comply with Item 308(c) of Regulation S-K. Confirm, if true, that there were no changes in the registrant’s internal control over financial reporting that occurred during the registrant’s last fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to

Securities and Exchange Commission
December 3, 2008

materially affect, the registrant’s internal control over financial reporting. Similar concerns apply to your Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008. Also, please confirm that you will revise your disclosures in future filings.
Company response:
Our disclosure in Item 4 of the Form 10-Q did not appropriately address our internal control over financial reporting. There were no changes in our internal control over financial reporting in each of the quarters ended March 31, 2008, June 30, 2008 or September 30, 2008 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting. In light of the Staff’s comment, we will revise future Form 10-Q filings to include the proper caption for Item 4 and either to disclose clearly that there were no material changes in our internal control over financial reporting or to provide disclosure of any material changes to our internal control over financial reporting.
Additionally, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any additional information with respect to the foregoing, please contact me at (972) 713-3720. My fax number is (972) 713-3741.
Very truly yours,
Brian K. Miller
Executive Vice President and
Chief Financial Officer